March 7, 2005	Direct Phone: 972-680-7553
Direct Fax: 972-692-9053
william.boeing@haynesboone.com

Via EDGAR and Courier

Ms. Melinda Kramer
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Mail Stop 0405
Washington, D.C. 20549-1004

RE:	Trek Resources, Inc.
Preliminary Information Statement filed January 13, 2005
File No. 0-32491

Schedule 13E-3 filed January 13, 2005
File No. 5-78060

Form 10-KSB for the year ended September 30, 2004, filed December 29, 2004
File No. 0-32491

Dear Ms. Kramer:

Pursuant to the provisions of Regulation 14C of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed for filing on behalf of Trek Resources, Inc. ("Trek"):

(1)

revised preliminary copies of a letter to stockholders, a notice of action taken by written consent of stockholders and an information statement (herein so called), all to be furnished to the holders of common stock of Trek; and

(2)	Amendment No. 1 to Schedule 13E-3 ("Schedule 13E-3/A").

In addition, we are providing to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), as supplemental filing material, a draft of Amendment No. 1 to Trek's Annual Report on Form 10-KSB ("Form 10-KSB/A"). It is our intention to formally file the Form 10-KSB/A via EDGAR once we have cleared all Staff comments thereto.

The changes in the information statement reflect revisions made in response to the Staff's comments set forth in their letter dated February 17, 2005. The changes in Schedule 13E-3/A reflect (i) revisions made in response to the Staff's comments set forth in their letter dated February 17, 2005 and (ii) conforming changes from the information statement. The changes in the draft Form 10-KSB/A reflect revisions made in response to the Staff's comments thereto as noted below. For your convenience, we have restated the Staff's comments below, together with a response to each respective comment.

Ms. Melinda Kramer March 7, 2005 Page 2

We will courier to you, by overnight delivery, four (4) clean and four (4) redlined courtesy copies of the revised information statement, Schedule 13E-3/A and the draft Form 10-KSB/A. The page number references below indicate the page numbers in such redlined courtesy copies (not the EDGAR copies) where the referenced disclosure is contained in the information statement, Schedule 13E-3/A and Form 10-KSB/A.

General

1.	In your amended Schedule 13E-3 and Schedule 14C, provide page numbers in the EDGAR version.

RESPONSE: The EDGAR versions of Schedule 13E-3/A and the information statement have been revised in accordance with the Staff's comment.

2.

Many of our comments apply to more than one document or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections and documents.

RESPONSE: Schedule 13E-3/A, the information statement and Form 10-KSB/A have been revised in accordance with the Staff's comment.

Schedule 13E-3/A

3.

General Instruction C to the Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Confirm that you have provided al of the disclosure required by Items 3, 5, 6, 10 and 11 with respect to the persons specified in General Instruction C or expand to provide any additional required disclosure.

RESPONSE: Schedule 13E-3/A and the information statement have been revised in accordance with the Staff's comment (see page 4 of Schedule 13E-3/A and page 51 of the information statement). All information required under Items 3, 5, 6, 10 and 11 of Schedule 13E-3 concerning Trek and the persons described in General Instruction C to Schedule 13E-3 (including Trek's executive officer, directors and control persons) has been described in Schedule 13E-3 or incorporated by reference therein from the information statement.

Financial Information

4.	Please revise your disclosure to provide your ratio of earnings to fixed charges as well as your book value per share. Currently, the information you provide in Appendix B of your
Ms. Melinda Kramer March 7, 2005 Page 3

Information statement, to which you refer, does not include this information. Please refer to Items 1010(a)(3) and (a)(4) of Regulation M-A.

RESPONSE: Appendix B to the information statement has been revised in accordance with the Staff's comment (see Appendix B to the information statement).

Information Statement

Questions and Answers About the Reverse Stock Split

5.

Consider including a Q&A that addresses the tax consequences for shareholders who receive stock in the reverse split and provides a cross-reference to a more detailed discussion. Please refer to Item 1013(d) of Regulation M-A.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 11 of the information statement).

What are some of the advantages of the reverse stock split?

6.

Provide support or clarification for your statement that you are obligated to "publicly disclose sensitive, competitive business information." In that regard, we note that you have not filed any requests for confidential treatment of this type of information.

RESPONSE: The reference to Trek's obligation to "publicly disclose sensitive, competitive business information" has been deleted (see page 7 of the information statement).

7.	Provide a cross-reference to the section of your information statement that discusses the other alternatives considered by the company.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 8 of the information statement).

What are some of the disadvantages of the reverse stock split?

8.

Please revise your disclosure to explain in greater detail the difference in the amount of public information that will be available with respect to the company subsequent to this going-private transaction.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 8 and 28 of the information statement).

...What are some of the reasons for going private now?

Ms. Melinda Kramer March 7, 2005 Page 4

9.	Explain the term "going private" for the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 7 of the information statement).

Special Factors

10.	Clarify to whom you are referring when you use the utilize "management" as compared to the board.

RESPONSE: As used in the information statement, the term "management" refers to our sole executive officer, Michael E. Montgomery, our chairman of the board, chief executive officer, president and chief financial officer. Where appropriate, the information statement has been revised to refer to Mr. Montgomery in lieu of our "management" (see "Special Factors" on pages 14 through 43 of the information statement).

Background of the Reverse Stock Split

11.	Please revise to further discuss Trek's reasons for going private at this particular time. It appears that a number of the stated reasons for taking the company private have existed for some time.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 15, 16, 20 and 21 of the information statement).

12.	Explain what you mean by the "contraction of the U.S. capital markets prior to 2004." What measure are you using as the basis for that statement?

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 14 of the information statement). Mr. Montgomery believes that the general state of the economy during late 2000 through early 2004, as evidenced by (i) his own business and personal investment experience and (ii) the general business press, resulted in a reduction in public equity investment activity during that period, which diminished the benefits received by Trek in maintaining its public company status.

13.

Expand the 3rd paragraph to provide examples of situations in which "competitors had the opportunity to use Trek's disadvantage financial and other information disclosed in by Trek in its SEC filings."

RESPONSE: The reference to Trek's competitors' opportunity to use to Trek's disadvantage financial and other information disclosed in by Trek in its SEC filings has been deleted (see page 14 of the information statement).

14.	In the fifth paragraph, quantify the extent to which Hein would have increased its fee.

Ms. Melinda Kramer March 7, 2005 Page 5

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 15, 16 and 21 of the information statement).

15.	In that same paragraph, you reference "considerable discussion by the board members." Provide more detail as to the contents of that discussion.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 15 of the information statement).

16.

Expand your discussion of the background of the reverse stock split to describe all material negotiations, transactions, or contracts between your board members and management. Specifically, we note your reference to a number of "informal discussions" regarding this transaction. Please refer to Items 1005(b) and (c) of Regulation M-A. disclose the precise date of each substantive negotiation or contact and describe the substance of the discussions or negotiations rather than merely listing the items discussed. Identify the participants in and initiator of each meeting. Revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. We note that your current disclosure is more summary in nature.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 15 through 22 of the information statement). We note that the exact dates of certain of the informal conversations held among Mr. Montgomery and the other board members during August and September 2004 are unknown.

17.

Please provide the staff with any non-public information or projections that were material to your determination to proceed with this transaction. Provide us also with the November 19, 2004 memorandum delivered to the board.

RESPONSE: The November 19, 2004 memorandum delivered to Trek's board of directors is enclosed with this letter. There was no additional non-public information or projection that was material to Trek's determination to proceed with the transaction.

Cash-Out Merger

18.

You state that non-participating stockholders would not have the opportunity to participate in any growth in the value of Trek following the cash-out merger. Clarify how that differs from the reverse stock split by which a number of shareholders will be cashed out and will not be able to participate in any future growth of Trek.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 17 of the information statement).

Sale of Merger of Trek

19.	Indicate the number of "other entities" with whom Trek's management engaged in "informal discussions."

Ms. Melinda Kramer March 7, 2005 Page 6

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 17 of the information statement).

20.

With a view towards further disclosure, tell us, in reasonable detail, about the "one potential transaction that was ultimately abandoned." How did you enter into discussion with that party, were terms discussed, were any offers made and, if so, what were they and why were they rejected? When did these discussions take place?

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 17 of the information statement).

21.

Address the consideration given by the board to engaging an investment advisor for the purpose of seeking out candidates for a sale or merger transaction. If you did not engage an advisor for that purpose, explain the basis for the statement that "management believes that there is not sufficient interest by other entities at this time." Clarify whether that is the board's belief as well.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 17 and 18 of the information statement).

Substantive Factors Favoring the Reverse Stock Split

22.

We note your statement that the board did not consider the other valuation methods because "such information was not available to, or does not apply to, Trek." For each of the four points, explain why that information is not available or does not apply. See Instruction 2 to Item 1014 of Regulation M-A.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 26 of the information statement).

Procedural Factors Favoring the Reverse Stock Split

23.	Explain to which "standards" you are referring when you claim that your average trading volume was illiquid.

RESPONSE: The information statement has been revised to eliminate the reference to the average trading volume of Trek's common stock as " . . . illiquid by most standards" (see page 27 of the information statement).

24.	In the section discussing Procedural Factors Disfavoring the Reverse Stock Split, address the fact that you did not engage a financial advisor to explore alternative transactions.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 30 of the information statement).

Effects of the Reverse Stock Split on Affiliated Stockholders

Ms. Melinda Kramer March 7, 2005 Page 7

25.

Describe the effects of the transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: We note that Instruction 4 of Item 1013 of Regulation M-A provides that the effect of the transaction on the affiliates' interest in the net book value and net earnings of the subject company is required to be provided only if the Schedule 13E-3 is filed by an affiliate of the subject company. The Schedule 13E-3 is filed by Trek only. Nevertheless, we have revised the information statement in accordance with the Staff's comment (see pages 33 through 35 of the information statement), but such disclosure should not be deemed a concession that the Schedule 13E-3 is being filed by any affiliate of Trek.

Effects of the Reverse Stock Split on Trek

26.

In response to Item 1013(d) of Regulation M-A, disclose in greater detail all of the benefits and detriments of the transaction for Trek, including the savings to be realized as a result of terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see pages 37 and 38 of the information statement).

27.	Explain why you give an approximate number of current record holders. Provide an actual number as of you record date.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 36 of the information statement).

Certain Material Federal Income Tax Consequences

28.

Revise your opening sentence to state that you are discussing all material federal income tax consequences. In that regard, also remove your reference to the summary not discussing all aspects of federal income taxation as you have already stated that you will be discussing the material consequences.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 39 of the information statement).

Information Concerning Trek

Security Ownership of Principal Stockholders and Management

29.

We note that you disclose that the directors and officers as a group hold 71% of the outstanding stock. However, in your Form 10-KSB for the year ended September 30, 2004, you state that they hold 72.4%. Please advise us of the change in ownership.

Ms. Melinda Kramer March 7, 2005 Page 8

RESPONSE: The information statement and Form 10-KSB/A have been revised to disclose that the directors and officers as a group hold 71.8% of Trek's outstanding common stock, as calculated in accordance with Exchange Act Rule 13d-3 (see page 53 of the information statement), and pages 45 and 46 of Form 10-KSB/A. Each of the information statement and the original Form 10-KSB contained typographical errors as to the percentage of Trek's outstanding common stock held by Trek's officers and directors as a group. Since the date of the filing of the original Form 10-KSB on December 29, 2004, there has been (i) no change in the number of shares of common stock outstanding, (ii) no transactions in Trek's common stock by any of its directors or officers and (iii) no change in the number of shares of common stock that may be acquired by any director or officer. As a result, the ownership of Trek's common stock by its directors and executive officers, as reported in the information statement and in Form 10-KSB, is identical.

30.	Add a column to the table indicating the percentage ownership after the reverse split.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 53 of the information statement).

31.	Revise footnote (5) to state that this amount also includes the 50,000 shares of Series A Convertible Preferred Stock held by Mr. Montgomery.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 54 of the information statement).

Certain Relationships and Related Transactions with Affiliates

32.	Provide a precise cross-reference to disclosure about your prior credit facility with Compass Bank to which you refer in the second paragraph.

RESPONSE: The information statement has been revised in accordance with the Staff's comment (see page 55 of the information statement).

Pro Forma Statement of Operations

33.	Please remove the adjustment to general and administrative expenses, as it dos not appear to have a continuing impact on the company.

RESPONSE: Appendix B to the information statement has been revised in accordance with the Staff's comment (see Appendix B to the information statement).

Ms. Melinda Kramer March 7, 2005 Page 9

General

34.	Please monitor the requirement to update the financial statements as required by Item 310(g) of Regulation S-B.

RESPONSE: Appendix B to the information statement has been revised in accordance with the Staff's comment (see Appendix B to the information statement).

Form 10-KSB

Description of Business

Risks Related to Our Business

35.	Expand your risk factor discussions to explain the material harm or effect on your operations that is likely to result should the risk occur.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 5 through 12 of Form 10-KSB/A).

36.	Rather than including language like "there is no assurance that" or you "cannot insure that," revise to state the risk plainly and directly.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 9, 10 and 11 of Form 10-KSB/A).

Our Properties are Geographically Concentrated

37.	Remove the last sentence of this risk factor discussion as it mitigates the risk that you are trying to convey.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 7 of Form 10-KSB/A).

We May Be Unable to Acquire or Develop Additional Resources

38.	Remove your reference to the industry as you are required to discuss risks to your company or operations and such language mitigates the risk you are trying to convey.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 8 of Form 10-KSB/A).

Our Secondary Recovery Project Require Significant Capital Expenditures...

39.	Identify the actual risk that you are trying to convey and the material harm or effect that is likely to result.

Ms. Melinda Kramer March 7, 2005 Page 10

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 10 of Form 10-KSB/A).

We May Be Required to Write Down the Carrying Value...

40.	Remove the last sentence of this risk factor discussion as it is more informative in nature and appears to mitigate the risk you are trying to convey.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 11 of Form 10-KSB/A).

We Do Not Pay Dividends

41.	The disclosure in this risk factor is informative in nature rather than a risk. As such, remove it. If you choose to retain it, you may place in the document outside of the Risk Factors section.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 11 of Form 10-KSB/A).

A Disposition of a Significant Number of Shares of Our Common Stock...

42.	This is not an actual risk to the company. As such, remove it. You may choose to include it elsewhere in the document in a more appropriate section.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 12 of Form 10-KSB/A).

Developments During Fiscal 2004

43.

Identify the party owning the additional interest in the Maddox #1 property. Also, we note that you recently sold your interest. Identify to whom you sold your interest and whether the transaction was at arms' length.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 13 of Form 10-KSB/A).

44.	Identify your interests in each of the three non-operated wells located in Oklahoma. Also, identify the costs involved.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 13 and 14 of Form 10-KSB/A).

45.	Identify from whom you purchased the two producing natural as wells and whether the transaction was conducted at arms' length.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 14 of Form 10-KSB/A).

Developments During Fiscal 2003

Ms. Melinda Kramer March 7, 2005 Page 11

46.	Expand your disclosure regarding Compass Bank to discuss all the material terms of this credit facility. You may also provide a precise cross-reference to the information.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 15 and 16 of Form 10-KSB/A).

Title to Our Properties

47.	Expand your disclosure to include in the appropriate area of each property a discussion of the costs involved in paying the annual delay rentals to the lessors.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 18 and 19 of Form 10-KSB/A).

Our Drilling Activities

48.	Identify who owns the additional 4% working interests in the Beggs #1 well.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 23 of Form 10-KSB/A).

49.	Identify from whom you acquired the interest in the Louisiana property and whether the transaction was conducted at arms' length.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 23 of Form 10-KSB/A).

We are Affected by Various Laws and Regulations

Environmental Regulation

50.

Identify whether you are required to obtain permits, the expiration dates of those permits, and the costs involved in obtaining and renewing the permits. Also, state whether you are currently in substantial compliance with all such permits.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 29 of Form 10-KSB/A).

51.	Move the information entitled "Federal Taxation" to the appropriate section, as it is currently placed within the "Environmental Regulation" section.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 28 of Form 10-KSB/A).

Ms. Melinda Kramer March 7, 2005 Page 12

Management Discussion and Analysis of Financial Condition or Plan of Operation

52.

Expand your discussion of liquidity and capital resources to address any known trends, events or uncertainties that have or are reasonable likely to have a material impact on your short-term and long-term liquidity.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 36 of Form 10-KSB/A).

53.	State for how long your current working capital is sufficient.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 35 of Form 10-KSB/A).

Related Party Transactions

54.	Define the terms "farmout arrangements" and "workovers" as the average investor may be unfamiliar with the terms.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see pages 3 and 40 of Form 10-KSB/A).

Executive Compensation - Compensation of Others

55.	Identify the date upon which the options expire.

RESPONSE: Form 10-KSB/A has been revised in accordance with the Staff's comment (see page 44 of Form 10-KSB/A).

Please contact the undersigned at (972) 680-7553 if you should have any questions or require further information in respect of these responses.

Very truly yours,

/s/ WILLIAM L. BOEING

William L. Boeing

cc:	Gabrielle Malits of the Securities and Exchange Commission
Michael E. Montgomery of Trek Resources, Inc.
Mary Helen Cole of Trek Resources, Inc.
Gary Thompson of Haynes and Boone, LLP